UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 14 July 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	14 July 2014

AIB - Appointment of new Chairman

Allied Irish Banks, p.l.c. ("AIB") announces that Mr. Richard Pym (64) will be appointed to the Board as Non-Executive Director and Chairman Designate with effect from 13 October 2014.
The current Chairman, Mr. David Hodgkinson, will retire from the Board during December 2014.

Richard is a Chartered Accountant with extensive experience in financial services and has held a series of senior roles, including as former Group Chief Executive of Alliance & Leicester plc. He is currently Chairman of The Co-operative Bank plc, Nordax Finans AB, and UK Asset Resolution Limited1.  Richard has already announced that he will be standing down as Chairman of The Co-operative Bank later this year.  Richard is a former Chairman of the BrightHouse Group plc, Halfords Group plc and The Co-operative Banking Group, and a former non-executive director of The British Land Company plc, Old Mutual plc and Selfridges plc.

Speaking today, Richard said “I am delighted to accept the invitation to be the next Chairman of AIB and I look forward to contributing to the progress that has already been made in re-building a strong bank. Irish taxpayers have made considerable sacrifices in supporting the banking system and I am very conscious of my responsibilities in that regard.”

David Hodgkinson welcomed Richard’s upcoming appointment and said “I am delighted we have been able to select a candidate of Richard's capability and experience, to guide AIB on the next phase of its journey as a vital component of Ireland's economic infrastructure.  It has been a privilege for me to serve in such an important role in the restructuring of the bank, and to work with a group of people dedicated to meeting a significant challenge in difficult circumstances.”

Chief Executive David Duffy, in welcoming Richard, said he wanted to place on record the Bank's thanks to David Hodgkinson for his work over the last four years, notwithstanding the fact that David will be staying on with AIB until December. “David deserves immense credit for his determination in helping AIB to recover and stabilise. He joined the bank as Chairman at a time of extreme crisis and has led the company through a turbulent and difficult time. I have worked closely with him since I joined AIB in December 2011 and deeply appreciate his support since then. AIB welcomes Richard to the bank and we look forward to working with him as we build for the future”, the Chief Executive said.

-Ends-

For more information please contact:
Niamh Hennessy, Media Relations Manager, 01-7721382 / niamh.n.hennessy@aib.ie;
Helen Leonard, Press Officer, 01- 6414141 / helen.m.leonard@aib.ie;
David O’Callaghan, Company Secretary, 01- 6414672 / david.a.o’callaghan@aib.ie;

Additional information requirements of the Enterprise Securities Market of the Irish Stock Exchange are included below.

Pursuant to Rule 17 (c) and the information requirements of Schedule Two, paragraph (g) of the Rules of the Enterprise Securities Market of the Irish Stock Exchange (“the Rules”), Richard Pym has held the following directorships during the last five years:

Company		Date Appointed	Date Resigned
1.	The Co-operative Bank plc	11.06.2013	Current
2.	The Co-operative Banking Group	11.06.2013	09.10.2013
3.	Nordax Finans AB	21.10.2010	Current
4.	UK Asset Resolution Ltd	01.07.2010	Current
5.	NRAM plc	01.01.2010	Current
6.	Bradford & Bingley plc	18.08.2008	Current
7.	Caversham Finance Limited	01.04.2014	07.07.2014
8.	BrightHouse Group plc	24.01.2008	07.07.2014
9.	The British Land Company plc	01.01.2010	05.09.2013
10.	Old Mutual plc	01.09.2007	31.08.2010

He held no partnerships during that period. There is no other information requiring disclosure pursuant to the Rules.

1 the entity which manages, on behalf of the UK Government, run off of the Government owned closed mortgage books of Bradford & Bingley plc and NRAM plc, formerly Northern Rock (Asset Management) plc.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 14 July 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.